1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Nov. 10, 2006

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2006/11/10	Chunghwa Telecom Co., Ltd.

	By:	/s/ Hank H. C. Wang
	Name:	Hank H. C. Wang
	Title:	Senior Managing Director Finance Department

Exhibit

Exhibit	Description
1.	Announcement on 2006/10/11 : CHT acquired 30% of the shares of Spring House Entertainment Inc.

2.	Announcement on 2006/10/12 : Director and Supervisor of Preferred Shares were appointed

3.	Announcement on 2006/10/12 : Replacement of Representatives of Juristic Person Directors

4.	Announcement on 2006/10/23 : Clarification of Economic Daily News’ report about Chunghwa Telecom to acquire Senao International Co., Ltd. as distribution channel.

5.	Announcement on 2006/10/25 : The amendment of loaning of funds in September 2006

6.	Announcement on 2006/10/27 : To announce the differences under ROC GAAP and US GAAP in the first nine months of 2006 financial statements

7.	Announcement on 2006/10/27 : Chunghwa Telecom announced its financial report for the first nine months 2006

8.	Announcement on 2006/11/08 : Chunghwa Telecom announced its revenue of NT$15.24 billion for October 2006

9.	Announcement on 2006/11/08 : Oct 2006 sales

EXHIBIT 1

CHT acquired 30% of the shares of Spring House Entertainment Inc.

Date of events: 2006/10/11

Contents:

1. Date of occurrence of the event : 2006/10/11

2. Name of the company : Chunghwa Telecom Co., Ltd.

3. Relationship to the company (listed company or affiliated company) : Listed company.

4. The shareholding ratios of mutual holding : NA

5. Cause of occurrence : CHT acquired 30% of the shares of Spring House Entertainment Inc., totaled NT$20,160,000.

6. Countermeasures : NA

7. Any other matters that need to be specified : NA

EXHIBIT 2

Director and Supervisor of Preferred Shares were appointed

Date of events : 2006/10/12

Contents:

1. Date of occurrence of the change : 2006/10/12

2. Name and resume of the replaced person : NA.

3. Name and resume of the replacement : Director of Preferred Shares; Jeng-Tsuen Liaw;Bachelor of Public Administration and Policy, National Chung-Hsing University; Director of Personnel Department of MOTC. Supervisor of Preferred Shares; Yu-Hsien Lin; Master of Statistics, National Central University; Director of Accounting Department of MOTC.

4. Reason for the change : Being appointed in accordance with the Articles of Incorporation of Chunghwa Telecom.

5. Number of shares held by the new director or supervisor at the time of appointment : 3991572593 shares

6. Original term (From              to             ) : 2006/04/05~2009/04/04

7. Effective date of the new appointment : 2006/10/12

8. Rate of change of directors/supervisors of the same term : 0%

9. Any other matters that need to be specified : None.

EXHIBIT 3

Replacement of Representatives of Juristic Person Directors

Date of events : 2006/10/12

Contents:

1. Date of occurrence of the change : 2006/10/12

2. Name and resume of the replaced person : Jeng-Tsuen Liaw; Representative Director from MOTC; Bachelor of Public Administration and Policy, National Chung-Hsing University; Director of Personnel Department of MOTC.

3. Name and resume of the replacement : Chao-I Hsieh; Representative Director from MOTC; Ph D. in Urban Studies, University of Pennsylvania; Senior Counselor of MOTC.

4. Reason for the change : Being replaced in accordance with the provisions set forth in Article 27 of Company Law.

5. Number of shares held by the new director or supervisor at the time of appointment : 3991572593 shares

6. Original term (From              to             ) : 2004/06/25~2007/06/24

7. Effective date of the new appointment : 2006/10/12

8. Rate of change of directors/supervisors of the same term : 0%

9. Any other matters that need to be specified : None.

EXHIBIT 4

Clarification of Economic Daily News’ report about Chunghwa Telecom to acquire Senao International Co., Ltd. as distribution channel.

Date of events : 2006/10/23

Contents:

1. Name of the reporting media : Economic Daily News

2. Date of the report : 2006/10/23

3. Content of the report : Chunghwa Telecom is to acquire Senao International Co., Ltd. as distribution channel.

4. Summary of the information provided by investors : None.

5. Company’s explanation of the reportage or provided information: The company currently has not taken any action to acquire Senao International Co., Ltd.

6. Countermeasures : None.

7. Any other matters that need to be specified : None.

EXHIBIT 5

The amendment of loaning of funds in September 2006

Date of events : 2006/10/25

Contents:

1. Date of occurrence of the event : 2006/10/25

2. Company name : Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”) : Head office.

4. Reciprocal shareholding ratios : NA

5. Cause of occurrence: The amendment of loaning of funds in September; Previous announcement NT$0 (in thousands), amendment NT$10,102 (in thousands)

6. Countermeasures : NA

7. Any other matters that need to be specified : NA

EXHIBIT 6

To announce the differences under ROC GAAP and US GAAP in the first nine months of 2006 financial statements

Date of events : 2006/10/27

Contents:

1. Date of occurrence of the event : 2006/10/27

2. Cause of occurrence : To announce the differences under ROC GAAP and US GAAP in the first nine months of 2006 financial statements

3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese) : Under accounting principles generally accepted in the Republic of China (ROC GAAP), Chunghwa Telecom Co., Ltd. (or the”Company”) reported net income of NT$34,170,952 thousand, earnings per share of NT$3.52 for the first nine months of 2006, total assets of NT$441,030,535 thousand, total liabilities of NT$51,891,169 thousand, and total shareholders’ equity of NT$389,139,366 thousand as of September 30, 2006. Under generally accepted accounting principles in the United States of America (US GAAP), the Company reported net income of NT$30,916 million, earnings per share of NT$3.18 for the first nine months of 2006, total assets of NT$377,673 million, total liabilities of NT$68,602 million, minority interest of NT$109 million and total shareholders’ equity of NT$308,962 million as of September 30, 2006. The significant differences between ROC GAAP and US GAAP followed by the Company mainly come from employee bonus, remuneration for directors and supervisors, the discounts for employee stock subscription, depreciation expenses, losses on disposal of property, plant and equipment, and provision for 10% income tax on unappropriated earnings.

4. Any other matters that need to be specified : The Company’s earnings distribution and stockholders’ equity are in accordance with financial statements based on ROC GAAP.

EXHIBIT 7

Chunghwa Telecom announced its financial report for the first nine months 2006

Date of events : 2006/10/27

Contents:

1. Date of the investor/press conference : 2006/10/27

2. Location of the investor/press conference : Conference call

3. Financial and business related information : Chunghwa Telecom announced its financial report for the first nine months 2006 on October 27, 2006. Total revenues were NT$137.5bn, net income NT$34.2bn and earning per share NT$3.52.

Comparison of operation results between Jan-Sep 2006 and Jan-Sep 2005 (Unit:NT$ mn)

	Jan-Sep 06	Jan-Sep 05
Service revenues	137,494	136,920
Gross profit	68,712	68,585
Income from operations	44,821	46,381
Other income and expenses	(717)	1,112
Income before income tax	44,104	47,493
Net income	34,171	38,166
Net income per share(NT$)	3.52	3.87

4. Any other matters that need to be specified: All figures above were prepared under ROC GAAP, while those used in the conference call were based on US GAAP.

EXHIBIT 8

Chunghwa Telecom announced its revenue of NT$15.24 billion for October 2006

Date of events : 2006/11/08

Contents:

1. Date of occurrence of the event : 2006/11/08

2. Company name : Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”) : Head office

4. Reciprocal shareholding ratios : NA

5. Cause of occurrence : Chunghwa Telecom’s revenue for October 2006 was NT$15.24 billion. For the first ten months, the internal figures for accumulative revenue were NT$152.7 billion, accumulative income from operations was NT$49.7 billion, accumulative net income was NT$38.3 billion and EPS was NT$3.94

6. Countermeasures : NA

7. Any other matters that need to be specified : NA

EXHIBIT 9

Chunghwa Telecom

Nov. 08, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct. 2006

1) Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
Oct.	Invoice amount	17,327,378	17,389,533	-62,155	-0.36%
Jan - Oct.	Invoice amount	175,838,469	175,819,632	18,837	0.01%
Oct.	Net sales	15,237,292	15,320,402	-83,110	-0.54%
Jan - Oct.	Net sales	152,731,714	152,239,983	491,731	0.32%

b Trading purpose : None